Exhibit (a)(1)(x)

IMPORTANT Information in This Package

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LEFT POCKET

Communication Announcing Opening of the Stock Option Exchange Program

Stock Option Exchange Program Overview Booklet

This provides a summary of the Stock Option Exchange Program along with exercise price/vesting scenarios.

CC Media Holdings, Inc. makes no recommendation on your participation decision. We do, however, strongly recommend that you read these documents carefully and consult with your financial and tax advisors.

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RIGHT POCKET

Offer to Exchange Certain Outstanding Options

This document contains complete details on the provisions and mechanics of the Stock Option Exchange Program.

Eligible Option Information Sheet

This document includes personalized information on the number of options you have that are eligible for exchange.

CC Media Holdings, Inc.

Stock Option Exchange Program Election Form*

Note: Please make sure to refer to the “Note to Eligible Persons in Community Property States” and take appropriate action.

*You must return this form before 5:00 p.m. EST on Monday, March 21, 2011 if you wish to participate in the Stock Option Exchange Program.

CC Media Holdings, Inc.

Replacement Option Agreement Form

This form is included for your information. If you elect to participate we will provide you a copy with your personal information for your signature.

CC Media Holdings, Inc.

Stock Option Election Withdrawal Form

This form is for those who elect to participate in the Stock Option Exchange Program, but then choose to revoke that decision.

CC Media Holdings, Inc.

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PROGRAM OVERVIEW

CC Media Holdings, Inc.

Stock Option Exchange Program

CLEARCHANNEL®

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Introduction

We are pleased to announce a program that seeks to better align the efforts and results of our key executives and managers with the interests of our shareholders. Central to our approach at Clear Channel is our firm belief that the commitment, efforts, and results achieved by our employees drive the continuing growth of our business and increase in our enterprise value.

Recognizing the critical role that our employees play, we regularly evaluate the way we reward our people and engage them in the business. Our long-term incentive program is one of the key programs that aligns shareholder value with employee compensation.

We have opened The CC Media Holdings, Inc. Stock Option Exchange Program (“Exchange Program”) to all eligible employees. Recognizing that stock options with an exercise price of $36 per share that were previously awarded under the 2008 Plan may be perceived to have diminished in value in light of our current stock price, we would like to offer you the opportunity to exchange those options for options to purchase a reduced number of shares at an exercise price closer to the current market value.

We strongly believe that equity awards are an important component of our executive and senior management compensation program. Our ongoing objective is to maintain the alignment between employees’ contributions and company success and to continue to provide you with a direct and powerful link between your efforts and Clear Channel’s long-term success.

In This Booklet

This booklet will reacquaint eligible participants with the terms of their original award and provide highlights of the terms of the Exchange Program award.

More Detail

Much more detail is available in formal documents that have been provided in this packet. Participating in the Exchange Program is entirely voluntary; if you choose not to participate, you will retain your Eligible Options under their original terms.

Note: CC Media Holdings, Inc. cannot advise you on your choice to participate in the Exchange Program or to retain your current options. Only you can decide what action suits your long-term financial needs. Please read all materials carefully and consult your financial and tax advisors.

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How Stock Options Work

Stock options are a form of long-term incentive compensation that allow employees to share in the growth of a company. The company awards the participant options to purchase a specific number of shares in the company at a fixed price and for a specified period of time.

Stock options typically are subject to vesting conditions based on time or performance criteria. Once these conditions are satisfied, the options may be exercised.

The employee can profit if the stock appreciates. When relevant time and performance vesting requirements are met, he/she may buy the stock at the fixed exercise price and then sell it immediately or hold it for sale at a later time at the then current market price. There is no obligation for the employee ever to purchase any of these shares.

SIMPLE EXAMPLE

•  Employee awarded options to purchase 1,000 shares at an exercise price of $20.00 per share

•  After time and performance requirements are met, the stock is trading at $50.00 per share

•  Employee buys 1,000 shares at $20.00 and sells at $50.00

•  Net return before taxes: price at exercise ($50.00) minus exercise/strike price ($20.00) multiplied by the number of shares (1,000) equals $30,000

COMMON TERMS

Option or Stock Option. The right to purchase a share of stock at a fixed price, usually subject to conditions relating to time and/or performance.

Term. The time period during which the option may be exercised.

Vesting. The process or conditions that must take place in order for participants to exercise their options.

Time Vesting. A fixed period or periods that govern the vesting of all or a portion of a participant’s options.

Graded Vesting. Incremental vesting of options that takes place over a fixed period of time.

Performance Vesting. Vesting that requires accomplishment of certain goals or requires certain actions.

Exercise Price or Strike Price. The price at which an option holder may purchase an underlying share of common stock.

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Overview of

Terms of the Original Award vs.

Terms of the Exchange Program Award

Original Award. The original award provided options at an exercise price of $36.00. The terms of this award include three vesting “tranches,” as shown below:

•	One-third of the options awarded vest over five years, at 20% per year.

•

An additional one-third may also vest similarly over five years if our largest stockholders (“the sponsors”) realize a return of 2x their investment—from cash proceeds from sale transactions, dividends and distributions, the result of which the sponsors receive cash in the amount of $72.00 or more per share.

•

The remaining one-third may also vest similarly over five years if the sponsors realize a return of 2.5x their investment—from cash proceeds from sale transactions, dividends and distributions, the result of which the sponsors receive cash in the amount of $90.00 or more per share.

Exchange Program Award. The Exchange Program award provides Replacement Options at an exercise price of $10.00. If you participate in the exchange program, these options will replace current Eligible Options at a 1:2 ratio. The terms of this award includes three vesting “tranches,” as shown below:

•	One-third of the options awarded vest over four years, at 25% per year.

•

An additional one-third may also vest similarly over four years if the sponsors realize a return of 0.5x their investment—from cash proceeds from sale transactions, dividends and distributions, the result of which the sponsors receive cash in the amount of $18.00 or more per share.

•

The remaining one-third may also vest similarly over four years if the sponsors realize a return of 2x their investment—from cash proceeds from sale transactions, dividends and distributions, the result of which the sponsors receive cash in the amount of $72.00 or more per share.

If you choose to participate in the Exchange Program, you must exchange ALL ELIGIBLE OPTIONS. No partial exchanges are permitted.

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Option Award Comparison Table

The table below compares the principal elements of the terms of the original award with the terms of the Exchange Program award.

Program Component	Terms of the Original Award	Terms of the Exchange Program Award

Exercise Price	$36.00	$10.00

Number of Options	The number of Eligible Options as awarded	50% of Eligible Options

Term	10 years from Eligible Options award date	10 years from Replacement Options award date

Tranche 1 Vesting Requirements	5 years graded vesting from Eligible Options award date	4 years graded vesting from Replacement Options award date

One-third of all options are included in tranche 1	(20% per year)	(25% per year)

Tranche 2 Vesting Requirements	5 years graded vesting from Eligible Options award date	4 years graded vesting from Replacement Options award date

An additional one-third of all options are included in tranche 2	(20% per year) and realized return for sponsors at $72.00 per share or more	(25% per year) and realized return for sponsors at $18.00 per share or more

Tranche 3 Vesting Requirements	5 years graded vesting from Eligible Options award date	4 years graded vesting from Replacement Options award date

The remaining one-third of all options are included in tranche 3	(20% per year) and realized return for sponsors at $90.00 per share or more	(25% per year) and realized return for sponsors at $72.00 per share or more

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Comparing Pre-Tax Returns: Original Award vs. Exchange Program Award

For both the original award and the Exchange Program award, the table below shows the net pre-tax return you might receive if you exercise your options at various stock prices.

IMPORTANT NOTE: Under the terms of the original award and the Exchange Program award, tranche 2 and tranche 3 vesting is not related to stock price alone; it requires that the sponsors actually realize a return on their investment (e.g., a transaction takes place) that is equivalent in aggregate to a multiple of their initial investment of $36.00 per share (including any cash dividends and distributions). Once tranche 2 or tranche 3 vesting requirements are met, the actual value of your options will depend on the stock price when you exercise them.

Option Award Exercise Scenarios

For illustrative purposes, we are providing a range of hypothetical stock prices and assuming an original award of 3,000 shares. The table below shows the projected pre-tax value you could receive if the time and performance vesting requirements of the relevant award permitted you to exercise your options—and you then sold them at one of these hypothetical prices.

In order to keep this table simple, we have not shown all scenarios—such as a partial exercise. In addition, we have shown projected value for tranches 2 and 3 only at stock prices that would satisfy each of these hurdles. These hurdles could be met, but because of your decisions not to exercise and/or to buy and hold, your projected value might be at any price—depending on market price at the time you sell your shares.

“Eligible Options” Under Terms of the Original Award		“Replacement Options” Under Terms of the Exchange Program Award
Number of Options:	3,000	Number of Options:	1,500
Strike Price:	$36	Strike Price:	$10

Hypothetical CCMH Stock Price Scenarios	Vested	Total Projected Value (pre-tax return) if exercised	Vested	Total Projected Value (pre-tax return) if exercised

$5.00	Tranche1only	$0	Tranche 1 only	$0

$15.00	Tranche1only	$0	Tranche 1 only	$2,500

$30.00	Tranche1only	$0	Tranches 1 & 2	$20,000

$45.00	Tranche1only	$9,000	Tranches 1 & 2	$35,000

$60.00	Tranche1only	$24,000	Tranches 1 & 2	$50,000

$80.00	Tranches 1 & 2	$88,000	Tranches 1, 2 & 3	$105,000

$100.00	Tranches 1, 2 & 3	$192,000	Tranches 1, 2 & 3	$135,000

$120.00	Tranches 1, 2 & 3	$252,000	Tranches 1, 2 & 3	$165,000

NOTE: The stock price scenarios in this table are included solely for the purpose of comparing potential intrinsic values of option awards and do not represent any projection, estimate, or expectation regarding the CC Media Holdings, Inc. stock price.

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IMPORTANT

Deadline for Submitting Completed Election Form: before 5:00 p.m. EST on Monday, March 21, 2011.

NOTE: Please make sure to refer to the “Note to Eligible Persons in Community Property States” in the Election Form and take appropriate action.

If we do not receive your signed Election Form by the above date, you will retain your current options under the terms of your original award.

Confirmation

We will confirm receipt of your election within one business day. If you do not receive this notification, please contact us (see below).

Questions?

For questions about the purpose and design of how the Exchange Program works, please contact Penn King, Vice President, Total Rewards, at (210) 832-3488 or email to PennKing@clearchannel.com

For questions about election or withdrawal forms, deadlines, your individual eligible options or any other administrative issue, please contact Judy Mesecher, Director of Retirement Benefits at (210) 253-5520 or email to stockplans@clearchannel.com

FAQs

Q1	What are Eligible Options?

A1	Eligible Options are those currently outstanding options to purchase shares of CC Media Holdings, Inc. Class A common stock that (i) have an exercise price equal to $36.00 and an expiration date on or prior to September 10, 2019, (ii) were awarded under the 2008 Plan and (iii) are held by Eligible Persons.

Q2	Do I have to participate in the Exchange Program?

A2	No. Participation in the Exchange Program is completely voluntary. Although our Compensation Committee and Board of Directors have approved making this Offer to you, neither CC Media Holdings, Inc. nor the Compensation Committee nor the Board of Directors is making any recommendation as to your participation in the Exchange Program. The decision to participate must be yours. We urge you to consult with your personal financial and tax advisors for advice on the tax and other investment-related implications of participating in the Exchange Program.

If you do choose to participate, you must exchange all Eligible Options.

Q3	What will happen to my Eligible Options if I choose not to participate in the exchange?

A3	If you choose not to exchange your Eligible Options, they will remain outstanding in accordance with their existing terms, including the existing exercise price, vesting schedule and expiration date.

Q4	How will I know my Eligible Options were exchanged?

A4	If your Eligible Options are properly tendered for exchange and accepted by us for exchange, you will receive a final confirmation notice following the expiration of this Offer. The final confirmation notice will confirm that your Eligible Options have been accepted for exchange and cancelled and will set forth the number of Replacement Options that have been issued to you.

Q5	May I withdraw my election?

A5	Yes. You may withdraw a previously submitted election to exchange Eligible Options at any time before 5:00 p.m. EST on Monday, March 21, 2011 by completing and signing the Withdrawal Form. If this Offer is extended by us beyond that time, you can withdraw your election at any time before the time to which this Offer is extended.

Q6	Are there any U.S. federal income tax consequences to my participation in the Exchange Program?

A6	If you accept this Offer, under current U.S. law, we believe you will not recognize income for U.S. federal income tax purposes upon the receipt of Replacement Options in exchange for your Eligible Options. All Replacement Options will be characterized as “nonqualified” options for federal income tax purposes. This and other tax considerations relating to the exchange and the Replacement Options are described in Offer to Exchange under the heading “Material U.S. Federal Income Tax Consequences.” You should review this information carefully before deciding whether or not to participate in this Offer. You should also consult your personal tax advisor with any questions regarding the tax consequences of participating in the Exchange Program in the context of your own situation.

Q7	How should I decide whether or not to participate?

A7	The decision to participate must be each individual Eligible Person’s decision, and it will depend largely on each Eligible Person’s assumptions about the performance of publicly-traded stocks generally, our own stock price and our business. We encourage you to consult with your personal financial and tax advisors before deciding whether or not to participate in the Exchange Program.

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CC Media Holdings, Inc.

20880 Stone Oak Parkway

San Antonio, TX 78258

phone: 210.253.5520

email: stockplans@clearchannel.com

Disclaimer: This booklet is intended as a convenient summary of important aspects of the Exchange Program. Only the documents provided in your Exchange Program package and online provide you with complete information. In the event of any discrepancies between this summary and the Schedule TO filed with the SEC, the information in the Schedule TO will control.

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